# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pyrophyte Acquisition Corp. II, CIK 0002069238
CUSIP: G7309T102
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 3262 Westheimer Road, Suite 706, Houston, Texas (TX), 77098
Date of event which requires filing of this statement: 07/16/2025
Filed by CIK 0002077140

## Reporting persons
- Pyrophyte Acquisition II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 7,135,721; shared voting power 0; sole dispositive power 7,135,721; shared dispositive power 0; aggregate amount beneficially owned 7,135,721 (26.2% of the class)
  Comment: (1) The securities are held directly by Pyrophyte Acquisition II LLC (the "Sponsor"). The Sponsor is controlled by its managing members Sten Gustafson and Bernard Duroc-Danner (together, the "Managing Members"). The Managing Members have the sole voting and dispositive power of the securities held by the Sponsor. Accordingly, Messrs. Gustafson and Duroc-Danner may be deemed to have beneficial ownership of securities reported herein.
  
  (2) The Sponsor owns 7,135,721 Class B Ordinary Shares, par value $0.0001 per share ("Class B Ordinary Shares") of the Issuer, which are convertible for the Issuer's Class A Ordinary Shares par value $0.0001 per share (the "Class A Ordinary Shares") as described under the heading "Description of Securities" in the Issuer's registration statement on Form S-1 (File No. 333-288391) (the "Registration Statement") and have no expiration date.
  
  (3) Excludes 5,050,000 Class A Ordinary Shares issuable upon the exercise of 5,050,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer's initial business combination and expires five years after the completion of the Issuer's initial business combination or earlier upon redemption or liquidation, each as is described under the heading "Description of Securities--Warrants" in the Registration Statement.
  
  (4) Based on 20,041,150 Class A Ordinary Shares and 7,225,721 Class B Ordinary Shares outstanding as of November 14, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q (the "Form 10-Q"), filed with the U.S. Securities and Exchange Commission on November 14, 2025.
- Sten Gustafson: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 7,135,721; shared voting power 0; sole dispositive power 7,135,721; shared dispositive power 0; aggregate amount beneficially owned 7,135,721 (26.2% of the class)
  Comment: (1) The securities are held directly by Pyrophyte Acquisition II LLC (the "Sponsor"). The Sponsor is controlled by its managing members Sten Gustafson and Bernard Duroc-Danner (together, the "Managing Members"). The Managing Members have the sole voting and dispositive power of the securities held by the Sponsor. Accordingly, Messrs. Gustafson and Duroc-Danner may be deemed to have beneficial ownership of securities reported herein.
  
  (2) The Sponsor owns 7,135,721 Class B Ordinary Shares, par value $0.0001 per share ("Class B Ordinary Shares") of the Issuer, which are convertible for the Issuer's Class A Ordinary Shares par value $0.0001 per share (the "Class A Ordinary Shares") as described under the heading "Description of Securities" in the Issuer's registration statement on Form S-1 (File No. 333-288391) (the "Registration Statement") and have no expiration date.
  
  (3) Excludes 5,050,000 Class A Ordinary Shares issuable upon the exercise of 5,050,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer's initial business combination and expires five years after the completion of the Issuer's initial business combination or earlier upon redemption or liquidation, each as is described under the heading "Description of Securities--Warrants" in the Registration Statement.
  
  (4) Based on 20,041,150 Class A Ordinary Shares and 7,225,721 Class B Ordinary Shares outstanding as of November 14, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q (the "Form 10-Q"), filed with the U.S. Securities and Exchange Commission on November 14, 2025.
- Bernard Duroc-Danner: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 7,135,721; shared voting power 0; sole dispositive power 7,135,721; shared dispositive power 0; aggregate amount beneficially owned 7,135,721 (26.2% of the class)
  Comment: (1) The securities are held directly by Pyrophyte Acquisition II LLC (the "Sponsor"). The Sponsor is controlled by its managing members Sten Gustafson and Bernard Duroc-Danner (together, the "Managing Members"). The Managing Members have the sole voting and dispositive power of the securities held by the Sponsor. Accordingly, Messrs. Gustafson and Duroc-Danner may be deemed to have beneficial ownership of securities reported herein.
  
  (2) The Sponsor owns 7,135,721 Class B Ordinary Shares, par value $0.0001 per share ("Class B Ordinary Shares") of the Issuer, which are convertible for the Issuer's Class A Ordinary Shares par value $0.0001 per share (the "Class A Ordinary Shares") as described under the heading "Description of Securities" in the Issuer's registration statement on Form S-1 (File No. 333-288391) (the "Registration Statement") and have no expiration date.
  
  (3) Excludes 5,050,000 Class A Ordinary Shares issuable upon the exercise of 5,050,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer's initial business combination and expires five years after the completion of the Issuer's initial business combination or earlier upon redemption or liquidation, each as is described under the heading "Description of Securities--Warrants" in the Registration Statement.
  
  (4) Based on 20,041,150 Class A Ordinary Shares and 7,225,721 Class B Ordinary Shares outstanding as of November 14, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q (the "Form 10-Q"), filed with the U.S. Securities and Exchange Commission on November 14, 2025.

## Item 1. Issuer
Name of issuer: Pyrophyte Acquisition Corp. II
Address of issuer's principal executive offices: 3262 Westheimer Road, Suite 706, Houston, Texas 77098

## Item 2. Person Filing
Name of person filing:
1. Pyrophyte Acquisition II LLC
2. Sten Gustafson
3. Bernard Duroc-Danner
Address of principal business office or, if none, residence: 3262 Westheimer Road, Suite 706, Houston, Texas 77098
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on the cover page.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filer Information, which is incorporated herein by reference and describes in further detail the relationships of the Reporting Persons to the Issuer.

## Signatures
- Pyrophyte Acquisition II LLC: /s/ Sten Gustafson, Sten Gustafson/Managing Member (02/06/2026)
- Sten Gustafson: /s/ Sten Gustafson, Sten Gustafson (02/06/2026)
- Bernard Duroc-Danner: /s/ Bernard Duroc-Danner, Bernard Duroc-Danner (02/06/2026)